UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026.

Commission File Number 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form S-8 (File No. 333-203384, 333-203384 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 5, 2026, Check-Cap Ltd. (“Check-Cap” or the “Company”) issued a press release announcing that it now expects the previously announced business combination with MBody AI Corp. (“MBody AI”) to close in the third quarter of 2026, updating the Company’s previously announced expectation of a closing in the second half of 2026, and providing an update on the status of the transaction, including the public filing of the Company’s registration statement on Form F-1 with the Securities and Exchange Commission on July 24, 2026. Completion of the business combination and the commencement of trading remain subject to the effectiveness of the Form F-1, final approval of the Company’s initial listing application by Nasdaq including satisfaction of all initial listing requirements, and the satisfaction of the remaining customary closing conditions, none of which is assured.

A copy of the press release announcing this development is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Press Release of Check-Cap Ltd., dated August 5, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

By:	/s/ David Lontini
Name:	David Lontini
Title:	Interim Chief Executive Officer

Date: August 5, 2026

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